UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter))

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7QP

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Departure of Director

This report on Form 6-K (the “Report”) contains information on changes to the board of directors (the “Board”) of Paysafe Limited (“Paysafe” or the “Company”). On October 23, 2023, the Board accepted the resignation of James Murren from his position as a member of the Board of Directors of Paysafe Limited (the “Company”) and from all of its committees, which resignation was effective on that date. Mr. Murren's resignation was not the result of any disagreement between him and the Company on any matter relating to the Company’s operations, policies or practices but was in order to more fully pursue other commitments. Effective upon Mr. Murren's resignation, Daniel Henson was appointed to the Nominating and Corporate Governance Committee and as Chair of the Compensation Committee of the Board of Directors and the size of the Company’s Board of Directors was reduced from ten to nine Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 25, 2023	PAYSAFE LIMITED

	By:	/s/ Alexander Gersh
	Name:	Alexander Gersh
	Title:	Chief Financial Officer